Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 6, 2022

VIA EDGAR CORRESPONDENCE

Ms. Yoon Y. Choo

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	PRE 14A: First Trust Enhanced Equity Income Fund

Dear Ms. Choo:

On April 8, 2022, First Trust Enhanced Equity Income Fund (the “Fund”) filed a preliminary proxy statement (the “Proxy Statement”) and related materials (together with the Proxy Statement, “Preliminary Proxy Materials”) with the Securities and Exchange Commission. The Proxy Statement includes a proposal for the Fund’s shareholders to approve a new investment sub-advisory agreement among the Fund, First Trust Advisors L.P., as investment advisor, and Chartwell Investment Partners, LLC (“Chartwell”), as investment sub-advisor. This letter responds to comments that you provided to the undersigned on April 14, 2022 as well as an additional follow-up comment that you provided on April 25, 2022. For your convenience, the substance of the comments provided has been restated below. The Fund’s response to each comment is set out immediately under the restated comment. Undefined capitalized terms have the meanings given to them in the Preliminary Proxy Materials.

Comment 1

In the Notice of Special Meeting of Shareholders, in the box below the signature block, please indicate that shareholders may vote in person. Please make the same revision to the box at the end of the Proxy Statement.

Response 1

The disclosure has been revised as requested in each box.

Comment 2

In the Proposal, in the last sentence of the fourth paragraph under the heading “Background and Reason for Meeting,” if accurate, please replace “unless” with “until.”

Response 2

The disclosure has been revised as requested.

Comment 3

In the Proposal, under the heading “Additional Information,” if Chartwell advises/sub-advises any other fund with an investment objective similar to that of the Fund, please add the disclosure required by Item 22(c)(10) of Schedule 14A.

Response 3

Chartwell has confirmed that Item 22(c)(10) of Schedule 14A does not apply to the Proxy Statement.

Comment 4

In the Proposal, under the heading “Comparison of Certain Terms of the New Sub-Advisory Agreement and Current Sub-Advisory Agreement,” please delete “brief” from the first sentence.

Response 4

The disclosure has been revised as requested.

Comment 5

With respect to the “Related Agreement” described in the Proposal, please state whether such agreement will continue in accordance with its terms after the Closing. In addition, if the incentive fee payments to Raymond James & Associates, Inc. (“RJ&A”) will continue after the Closing, please explain supplementally how the arrangement complies with the requirements of Section 15(f)(2)(B).

Response 5

After the Closing, in accordance with the terms of its 2004 agreement with RJ&A (the “RJ&A Agreement”), which was one of the principal underwriters1 in the initial public offering of the Fund’s common shares, the Advisor will continue to make “incentive fee payments” (“Payments”) to RJ&A. As disclosed in the Fund’s prospectus dated August 26, 2004 (the “Prospectus”), the Advisor agreed to make Payments to RJ&A, as well as to certain other underwriters, subject to specified limits.2 The Related Agreement between the Advisor and Chartwell, which, as described in the Proposal, has been in effect since September 14, 2007 (the date on which Chartwell began acting as investment sub-advisor to the Fund) and under which Chartwell is obligated to reimburse the Advisor for a portion of the Payments, will also continue in accordance with its terms after the Closing and a statement to this effect has been added to the Proxy Statement.3

RJ&A is a wholly-owned subsidiary of Raymond James Financial, Inc. (“Raymond James”). As noted in the Proposal, after the Closing, Chartwell will become a wholly-owned subsidiary of Carillon Tower Advisers, Inc., which is a wholly-owned subsidiary of Raymond James.4 As a result, RJ&A and Chartwell will be “affiliated persons” of each other5 and RJ&A will be an “interested person”6 of Chartwell. Section 15(f) of the 1940 Act is a non-exclusive safe harbor that permits an investment adviser to receive a benefit in connection with the sale of its business that results in the assignment of its advisory contract with a registered investment company if, among other things, no “unfair burden” is imposed on the company. Under Section 15(f)(2)(B), certain arrangements involving compensation paid to interested persons of an investment adviser could constitute an “unfair burden,” thereby precluding reliance on Section 15(f). As discussed below, however, Section 15(f)(2)(B)(i) provides an exclusion for “bona fide ordinary compensation as principal underwriter” and the Fund believes that the Payments qualify for this exclusion.

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[1]	See Section 2(a)(29) of the 1940 Act.
[2]	As disclosed in the Prospectus, the Advisor (and not the Fund) agreed to pay RJ&A a quarterly incentive fee at an annual rate of up to 0.10% of the Fund’s average weekly total assets attributable to common shares sold in the offering by RJ&A, such fees to be payable during the continuance of the Fund’s investment management agreement with the Advisor. The total amount of the quarterly incentive fees payable to RJ&A was limited to 0.16373% of the total price to the public of the common shares sold in the offering. Further, as stated at the beginning of the Prospectus, the Payments to RJ&A, together with certain other compensation to underwriters and any reimbursement to First Trust Portfolios L.P. for distribution services, was limited to 4.5% of the total price to the public of the common shares of the Fund sold in the offering.
[3]	As described in the Prospectus, initially, the Advisor entered into a similar agreement with Fiduciary Asset Management, LLC, the Fund’s prior sub-advisor.
[4]	As discussed in the Proposal, Chartwell’s anticipated change in control will result from a larger transaction in which Raymond James, a publicly traded diversified financial services company with various subsidiaries, is expected to acquire TriState, a publicly traded diversified financial services firm that also has subsidiaries, including Chartwell.
[5]	See Section 2(a)(3)(C) of the 1940 Act.
[6]	See Section 2(a)(19)(B)(i) of the 1940 Act.

Section 15(f) was added to the 1940 Act in 1975 to clarify that investment advisory businesses may be sold at a profit under conditions designed to protect fund shareholders.7 The relevant legislative history, as well as a prior report of the Securities and Exchange Commission (“SEC”),8 provide some insight as to the types of potential harms to be avoided. The 1966 Report noted, for example, that a buyer of an advisory business might agree to cause a fund to direct its brokerage to a seller as a way to pay the purchase price.9 Further, in describing the term “unfair burden,” the legislative history referred to transactions that might involve arrangements entitling an interested person of an investment adviser to receive brokerage commissions for executing a fund’s portfolio transactions.10 Consistent with the goal of permitting sales of advisory businesses to the extent the funds being advised were not unfairly burdened as a result of the transaction, Section 15(f) included an exclusion from the meaning of “unfair burden” for bona fide ordinary compensation as principal underwriter to a fund.11

To rely on Section 15(f), two requirements must be met. First, Section 15(f)(1)(A) requires that for three years after the applicable sale transaction, at least 75% of the members of the registered investment company’s board must not be interested persons of either the adviser or the predecessor adviser. Second, Section 15(f)(1)(B) requires that no “unfair burden” may be imposed on the company as a result of the transaction or any express or implied terms, conditions, or understandings applicable thereto. Section 15(f)(2)(B) defines an unfair burden to include “any arrangement, during the two-year period after the date on which [the transaction] occurs, whereby the investment adviser .. . . or predecessor or successor investment advisers . . . or any interested person of any such adviser . . . receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of such company, other than bona fide ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other than bona fide investment advisory or other services.” (emphasis added)

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[7]	See S. Rep. No. 75, 94th Cong., 1st Sess. 71, 140 (1975) (“S. Rep. No. 94-75”). The Second Circuit’s decision in Rosenfeld v. Black, 445 F.2d 1337 (2d Cir. 1971) had created uncertainty regarding the circumstances under which an investment adviser could sell its advisory business for a profit.
[8]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. (1966) (the “1966 Report”).
[9]	See 1966 Report at 150, 152-53.
[10]	See S. Rep. No. 94-75 at 141. See also Hearing on H.R. 10570 Before the Subcomm. on Commerce and Finance of the House Comm. on Interstate and Foreign Commerce, 93d Cong., 2d Sess. 39 (1974); Hearings on S. 470 Before the Subcomm. on Securities of the Senate Comm. on Banking, Housing and Urban Affairs, 93d Cong., 1st Sess. 240, 243, 246 (1973).
[11]	See S. Rep. No. 94-75 at 140-142.

The Fund has considered that Section 15(f)(1)(B) requires that no “unfair burden” be imposed on a registered investment company as a result of the applicable transaction or any express or implied terms, conditions or understandings applicable thereto. Although Chartwell and RJ&A will become affiliates as a result of the Transaction, since the RJ&A Agreement has been in effect since 2004, the Advisor’s obligations to make Payments thereunder are clearly independent of the Transaction (as are Chartwell’s obligations to reimburse the Advisor under the Related Agreement). The Fund notes that in Meyer v. Oppenheimer Management Corp., in considering whether the adoption of a 12b-1 plan constituted an unfair burden in conjunction with the sale of an interest in an investment adviser, the Second Circuit focused on the phrase “a result of” and the timing of the adoption of the 12b-1 plan.12 The court concluded that since the fund’s board adopted the 12b-1 plan to address a risk that brokers would withdraw from the fund before becoming aware of the potential sale, the sale was irrelevant so far as approval of the 12b-1 plan was concerned. Accordingly, the adoption of the 12b-1 plan “was thus in no way ‘a result of’” the sale and therefore not an unfair burden.13 Similarly, the Fund believes that the fact that the RJ&A Agreement has been in effect for nearly 18 years should preclude a conclusion that an unfair burden attributable to the Payments will be imposed on the Fund as a result of the Transaction (or any express or implied terms, conditions or understandings applicable thereto).

Further, with respect to Section 15(f)(2)(B), the Fund believes that the Payments are “bona fide ordinary compensation as principal underwriter” for purposes of the Section 15(f)(2)(B)(i) exclusion. In this regard, the Payments are “underwriting compensation” for purposes of the corporate financing compensation limitations set forth in both Rule 5110 of the current rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and Rule 2710 of the retired conduct rules of the National Association of Securities Dealers, Inc. (“NASD”).14 Under FINRA Rule 5110(j)(22), “underwriting compensation” is broadly defined to mean any “payment, right, interest, or benefit received or to be received by a participating member from any source for underwriting, allocation, distribution, advisory and other investment banking services in connection with a public offering.” Further, paragraph ..01 of the Supplementary Material to FINRA Rule 5110 includes various examples of payments or benefits that are considered underwriting compensation, including sales incentive items.15 In addition, NASD Conduct Rule 2710 required, and FINRA Rule 5110 currently requires, that underwriting compensation be disclosed in a prospectus or other offering document.16 As stated above, the details of the relevant underwriting compensation, including the Payments, as well as applicable limits based on the total price to the public of common shares sold in the offering, were disclosed in the Prospectus. To further support its conclusion that the Payments are “bona fide ordinary compensation,” the Fund notes that in the early 2000s, arrangements similar to the RJ&A Agreement were utilized to compensate underwriters in connection with the launches of other closed-end funds.17 Moreover, the Fund believes that its position is consistent with a 2006 no-action letter in which the SEC staff stated its view that certain types of payments, including front-end and deferred sales charges from investors, distribution and shareholder servicing payments made pursuant to 12b-1 plans, and revenue sharing payments from the relevant funds’ investment advisers (collectively, “distribution compensation”), constituted “ordinary compensation as principal underwriter” for purposes of Section 15(f)(2)(B)(i).18 The analysis set forth in the incoming letter was similar in certain respects to that of the Fund. More specifically, in support of the position that the distribution compensation met the requirements of Section 15(f)(2)(B)(i), the incoming letter noted that, as applicable, the distribution compensation was treated as underwriting compensation for purposes of relevant NASD Conduct Rules and registration forms and that it was commonly used in the industry.

Based on the above, the Fund does not believe that the continuation of Payments in accordance with the RJ&A Agreement after the Closing will cause an unfair burden to be imposed on the Fund.

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[12]	See Meyer v. Oppenheimer Mgmt. Corp., 707 F. Supp. 1394 (S.D.N.Y. 1988), aff’d, 895 F.2d 861 (2d Cir. 1990).
[13]	Meyer, 895 F.2d at 866.
[14]	FINRA Rule 5110 replaced NASD Rule 2710 in 2008. Each, in general terms, would prohibit “underwriting compensation” that is unfair or unreasonable.
[15]	NASD Conduct Rule 2710(c)(2)(B) stated that, for purposes of determining the amount of underwriting compensation, all “items of value received or to be received from any source by the underwriter and related persons which are deemed to be in connection with or related to the distribution of the public offering” were included. For this purpose, under NASD Conduct Rule 2710(c)(3)(A), “items of value” included, among other things, special sales incentive items.
[16]	See paragraph .05 of the Supplementary Material to Rule 5110 and NASD Conduct Rule 2710(c)(2)(C). See also Item 5.3 of Form N-2, which requires that a prospectus “state the amount of the sales load, if any, as a percentage of the public offering price, and concisely describe the commissions to be allowed or paid to (i) underwriters, including all other items that would be deemed by FINRA to constitute underwriting compensation for purposes of FINRA’s rules regarding securities offerings, underwriting and compensation . . . .”
[17]	See, e.g., the Rule 497 filings for the following closed-end funds: Old Mutual/Claymore Long-Short Fund (Registration No. 333-121150; filed Aug. 29, 2005); PIMCO Floating Rate Strategy Fund (Registration No. 333-117187; filed Oct. 27, 2004); Neuberger Berman Real Estate Securities Income Fund Inc. (Registration No. 333-108412; filed Oct. 30, 2003); PIMCO Floating Rate Income Fund (Registration No. 333-106334; filed Aug. 28, 2003); Nicholas-Applegate Convertible & Income Fund (Registration No. 333-102624; filed March 28, 2003).
[18]	Citigroup Inc. (pub. avail. July 26, 2006). The SEC staff’s interpretation did not, however, address whether the distribution compensation was “bona fide” given that such a determination is primarily factual in nature.

Comment 6

In the Proposal, with respect to the second sentence under the heading “Interim Sub-Advisory Agreement,” please explain supplementally why “substantially similar” is necessary given that the provisions should be identical except for the reasons noted.

Response 6

The disclosure has been revised to respond to this comment and the phrase “substantially similar” has been deleted.

Comment 7

In the Proposal, in the disclosure set forth under the heading “Board Considerations,” please explain the term “fall-out benefits.”

Response 7

The disclosure has been revised to respond to this comment by replacing “fall-out” with “indirect.”

Comment 8

In the Proposal, in the first paragraph under the heading “Shareholder Approval and Required Vote,” please move what is currently the fourth sentence so that it becomes the third sentence. In addition, please disclose the effect of broker non-votes.

Response 8

The disclosure has been revised as requested and disclosure similar to that which appears under “Additional Information—Quorum Requirements, Postponements and Adjournments” has been added regarding broker non-votes. The Fund notes that while NYSE Rule 452.11 addresses the circumstances under which brokers may not vote proxies without customer instructions, it does not specifically refer to treatment for quorum purposes. The Fund believes that the disclosure relating to broker non-votes in the Proxy Statement, which is consistent with disclosure that was added in response to comments on prior First Trust proxy statements, is sufficient in that it describes the general provisions of the Fund’s By-Laws, describes “broker non-votes” and concludes by indicating that given the nature of the Proposal, broker non-votes are not expected.

Comment 9

Under the heading “Additional Information—Use and Revocation of Proxies,” if accurate, in the last sentence, please replace “60187 and (b) in addition, if” with “60187 or (b) if.”

Response 9

The disclosure has been revised as requested.

Comment 10

With respect to the second paragraph under the heading “Additional Information—Share Ownership Over 5%,” in addition to securities position listing reports, does the Fund also check SC 13Gs and SC 13Ds?

Response 10

Yes, the Fund checks SC 13Gs and SC 13Ds and the disclosure has been revised to respond to this comment.

Comment 11

Please add disclosure in an appropriate location regarding the sub-advisor’s compliance with the conditions of the safe harbor in Section 15(f) of the Investment Company Act of 1940. Did the Board consider the related agreement in which an incentive fee is paid to RJ&A and its possible implications for compliance with Section 15(f)? If so, please disclose. If not, please advise the Board.

Response 11

As requested, disclosure has been added regarding the sub-advisor’s compliance with the conditions of the safe harbor in Section 15(f). As discussed in Response 5, the Fund does not believe that the continuation of incentive fee payments after the Closing will cause an unfair burden to be imposed on the Fund for purposes of Section 15(f).

Comment 12

We note the staff no-action position regarding control share acquisition statutes expressed in the statement of the Division of Investment Management, dated May 27, 2020 (the “Statement”), related to the “opting in ... and triggering [of] a control share statute.” We note that the state in which the Fund is organized does not have a control share statute that applies to the Fund’s form of organization. As such, please disclose in the Proxy Statement or acknowledge in correspondence that the no-action position expressed in the Statement does not extend to the Fund’s specific circumstances (i.e., a closed-end fund organized in a state that does not have a control share acquisition statute).

Response 12

The Fund acknowledges the Statement; however, the Fund does not concede that the Statement is inapplicable to its circumstances.

Thank you for your attention to this filing. Please contact me by telephone at (312) 845-3446 or by e-mail at russell@chapman.com if you have questions regarding any of the above responses.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Suzanne M. Russell
Suzanne M. Russell